Mail Stop 3561

May 25, 2006

By Facsimile and U.S. Mail

Mr. Robert Flexon
Chief Financial Officer
NRG Energy, Inc.
211 Carnegie Center
Princeton, NJ 08540

> **Re:** **NRG Energy, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 7, 2006**
> **File No. 1-15891**

Dear Mr.Flexon :

　　We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated May 19, 2006. Our review resulted in the following accounting comments.

1. We note your response to comment one of our letter dated May 3, 2006. Prospectively, please consider quantifying in MD&A the impact of purchasing power at market prices to satisfy your contractual load obligations. See Item 303(a)(3)(iii) of Regulation S-K.

2. We note your response to comment three of our letter dated May 3, 2006. The disclosure in Note 13 to the Form 10-K indicates that equity earnings from MIBRAG were approximately $26, $21 and $22 million respectively for the years ended December 31, 2005, 2004, and 2003, while your summarized net income (*pre-tax)* are roughly double the preceding amounts. Given your 50% ownership, this suggests your equity pick-up is on a pre-tax basis.   If our understanding of this information is not correct, please clarify it. Also, page 13 of exhibit 99.2 of your Form 10-K/A filed on March 27, 2006 indicates that US GAAP earnings were approximately 35 million EUR for the year ended December 31, 2005. Assuming a euro/dollar conversion rate of approximately 1.2, we are still unable to roughly determine whether the equity pick-up and the separate financial statements are consistent with each other. Please also reconcile your reported equity earnings of $26 million to your 50% share of the US GAAP earnings reported in exhibit 99.2 to your Form 10-K/A.

3. We note your response to comment four of our letter dated May 3, 2006. Please explain to us the legal structure of Gladstone. Furthermore, explain to us the taxation provisions of the unincorporated joint venture. In this regard, please confirm to us the equity earnings used in the calculation of $23,858 are on a pre-tax basis, if not; please provide a revised calculation.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant